Exhibit 12

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.
Statement Regarding Computation of Ratios

	2003	2002	2001	2000	1999
Income from continuing operations before minority interests and income tax expense (1)	$(272,457)	$(78,413)	$(19,417)	$86,036	$79,394
Fixed charges:
Interest expense	141,443	136,880	122,655	118,221	100,922
Interest capitalized	3,062	3,993	6,098	8,613	12,540
Amortization of debt expense	5,020	6,808	4,030	3,326	2,729
Preferred distributions	556	554	554	554	574

Total fixed charges	150,081	148,235	133,337	130,714	116,765

Income from continuing operations before minority interest, income tax expense and fixed charges (excluding capitalized interest and preferred distributions)	(125,994)	65,275	107,268	207,583	183,045
Divided by fixed charges	150,081	148,235	133,337	130,714	116,765
Ratio of earnings to fixed charges	(0.84)	0.44	0.80	1.59	1.57
Deficiency	(276,075)	(82,960)	(26,069)	—	—

(1)	This amount is before minority interests since the minority interests relate to majority-owned subsidiaries that have fixed charges.